Fitness Champs Holdings Limited

7030 Ang Mo Kio

Avenue 5, #04-48

NorthStar@AMK

Singapore 569880

June 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Alyssa Wall

Re:	Fitness Champs Holdings Limited (the “Company”)
Draft Registration Statement on Form F-1
CIK No. 0002023796

Ladies and Gentlemen:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of June 13, 2024 with respect to the Company’s Draft Registration Statement.

The text of the Staff’s comments is set forth below, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Draft Registration Statement (“DRS”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement on Form F-1

Prospectus Summary, page 8

1.	Disclose the basis on which you are a “leading” sports education provider in Singapore specializing in the provision of swimming programs to students.

The basis upon which the Company believes it is a “leading” sports education provider in Singapore is based on the Frost & Sullivan Report that indicated that:-

(i)	There were approximately 200 swimming training services providers in Singapore in 2023. The leading swimming training providers generally engage in two business lines including (i) provision of training services to students under different training programs funded by the Singapore Government and (ii) provision of customized swimming training services to customers of all ages. We are one of only a handful of swimming training providers that is able to offer both of these type of services and can therefore be classified as a “leader”.

(ii)	In 2023, the Group was the largest service provider in terms of SwimSafer Program assessment bookings, accounting for approximately 30% of market share, and the Group certified the highest number of students through the SwimSafer Program. As of December 2023, the Group had certified a total of over 130,000 students through the SwimSafer Program. Given that the market is fragmented and the Group has the largest market share for SwimSafer Program, the Company therefore believes that it is a leader in the sports education industry.

Implications of Our Being a Foreign Private Issuer, page 11

2.	We note your disclosure regarding your ability to adopt certain home country practices as a result of your status as a foreign private issuer. Please clarify here and throughout whether you intend to adopt such home country practices and how they will impact your corporate governance. In this regard, we note your disclosure on page 26 that you plan to rely on home country practice “with respect to corporate governance matters” and your disclosure on page 99 that you do not intend to rely on home country practices following the offering.

We have revised pages 11 and 99 of the DRS to clarify and conform the disclosure regarding our intent to rely on home country practice with respect to corporate governance practices. We also note further disclosure on page 102 of the DRS regarding home country practice.

Implications of Our Being an Emerging Growth Company, page 11

3.	The cover page of your registration statement indicates your election to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act, but your disclosure indicates that you may take advantage of the provision for emerging growth companies that allows longer phase-in periods for the adoption of new or revised accounting standards. Please revise to clarify your disclosure.

We have revised our disclosure on page 11 of the DRS to conform to our election on the cover page to use the extended transition period.

Risk Factors

Risks Related to Our Business and Industry

Our operation is subject to certain regulatory requirements..., page 12

4.	Please expand your disclosure to specify the relevant registrations, certifications, licenses, and memberships to which you refer, and state whether you are currently in compliance with all applicable regulatory requirements.

We have revised page 13 of the DRS in response to the Staff’s comment

Risks Related to Our Securities and This Offering, page 21

5.	Please include a risk factor addressing the possibility your shares may not be approved for listing on the Nasdaq Capital Market or another national securities exchange and the potential impact on your business. We note your offering is contingent upon such approval and listing.

We have revised page 21 of the DRS in response to the Staff’s comment.

Capitalization

Total Indebtedness, page 35

6.	We note your disclosure of the loans entered into by the company and various lenders. Please file the related agreements as exhibits to the registration statement or tell us why you are not required to do so. Refer to Item 8(a) of Form F-1 and Item 601(b)(10) of Regulation S-K.

We have filed the loan agreements that are material contracts.

Dividends and Dividend Policy, page 36

7.	Please indicate whether or not you currently expect that comparable cash dividends paid to your shareholders historically will continue to be paid in the future, and if not, the nature of the change in the amount or rate of cash dividend payments.

We have revised page 36 of the DRS in response to the Staff’s comment.

Business, page 73

8.	We note your disclosure on page 14 suggesting you have an agreement with the MOE that governs your participation in the SwimSafer program. Please describe the material terms of the agreement in your filing and file the agreement as an exhibit to the registration statement. Refer to Item 10.C of Form 20-F and Item 601(b)(10) of Regulation S-K.

We have revised the disclosure to add the terms of the MOE agreement on page 73.

Principal and Selling Shareholders, page 107

9.	Revise to include the disclosure required by Item 7.A.1 of Form 20-F. In this regard, it appears you have only included your directors and officers, despite disclosing elsewhere in your filing that you have major shareholders.

We have revised page 107 of the DRS in response to the Staff’s comment.

10.	Revise to disclose the nature of any position, office, or other material relationship which the Selling Shareholders have had within the past three years with the registrant or any of its predecessors or affiliates. In addition, revise to disclose the natural persons who control the Selling Shareholders who have had a material relationship with the registrant or any of its predecessors or affiliates within three years prior to the fling of the registration statement. Refer to Item 9.D of Form 20-F.

We have revised page 107 of the DRS in response to the Staff’s comment.

Consolidated Statements of Cash Flows, page F-8

11.	We note your disclosure of “payment of dividends” and “repayment of amount due from director” as non-cash financing activities. Please tell us your basis for classifying each of these as non-cash activities. In your response, please clarify for us whether any such amounts for dividends or repayments of amounts due from director were paid or received in cash.

We respectfully advise that in our Consolidated Statements of Cash Flows on page F-8, we disclosed “payment of dividends” and “repayment of amount due from director” as non-cash financing activities. The basis for this classification stems from the fact that these transactions did not involve any actual cash payments or receipts.

The amount due from the director was fully offset by interim dividends paid by the company as disclosed in Note 6 – Amount due from Director. The Company declared interim dividends that were not paid out in cash but were instead used to settle the outstanding amount due from the director. This means that the company did not disburse any cash for the dividends, and the director did not pay any cash to settle the due amount.

Therefore, both the payment of dividends and the repayment of the amount due from the director involved non-cash settlements.

Notes to Consolidated Financial Statements

Note 6 - Amount Due from Director, page F-21

12.	Please reconcile the change in the amount reported as “amounts due from director” in your consolidated balance sheets, the “amount due from director” reported in your consolidated statements of cash flows, and repayment of amount due from director reported in supplemental disclosure of non-cash financing activities for the fiscal year ended December 31, 2023. Please also revise your statements of cash flow to revise the label of the line item “Amount due from director” to indicate the underlying cash flow activity, such as “loan to director.” Please also ensure that cash outflows for dividends and cash inflows for repayments of loans are not netted.

We respectfully advise that the “Amount due from director” as of December 31, 2023 and 2022, was $nil and $565, respectively, net of the offsetting of interim dividend payments amounting to $1,236 and $1,449, respectively. We have disclosed under Note 19 – Related Party Transactions the summarized transactions between the Company and the Director/Shareholder during the year. The reconciliation table below provides a detailed breakdown of these transactions:

	For the year ended December 31,
Nature of transactions	2022	2023
	S$’000	S$’000
Beginning balance	1,074	565
Director/Shareholder
- Reimbursement fund for expenses paid on behalf of the Company*	2,778	3,898
- Coaches fee and salary paid on behalf by Joyce Lee Jue Hui	(1,612)	(2,518)
- Other expenses paid on behalf by Joyce Lee Jue Hui	(226)	(709)
- Dividend payout to Joyce Lee Jue Hui	(1,449)	(1,236)
Ending balance	565	-

Regarding the cash flow presentation, the cash outflows for dividends and cash inflows for repayments of loans are not netted. These transactions are presented under the Supplemental Disclosure of Non-Cash Financing Activities in the Statements of Cash Flows.

Note 17 - Subsequent Events, page F-30

13.	In regard to your May 3, 2024, declared dividend to your shareholders, please tell us of your consideration for providing the information required by SAB Topic 1B.3.

We respectfully advise that, in accordance with SAB Topic 1B.3, the Company has considered the significance of the subsequent events detailed under Note 17, specifically the dividend declarations on May 3, 2024. Since the dividends were declared and already paid after the balance sheet date and not from the IPO proceeds, we believe that retroactive effect in the balance sheet or pro forma balance sheet disclosure as per SAB Topic 1.B.3 is not strictly necessary. The declared dividends being less than the current year’s earnings further support this position.

Resale Prospectus, page Alt-1

14.	We note your disclosure that the sale of any shares by the Resale Shareholders that occur “until our Ordinary Shares are listed or quoted on an established public trading market will take place at the public offering price of the Ordinary Shares which we are selling in our initial public offering.” You also state that “no sales of the shares covered by this prospectus shall occur until the Ordinary Shares sold in our initial public offering begin trading on the Nasdaq Capital Market or another national securities exchange.” Revise for consistency.

We have revised page Alt-1 of the Resale Prospectus in response to the Staff’s comment.

15.	Please revise to disclose the nature of any position, office, or other material relationship which the Resale Shareholders have had within the past three years with the registrant or any of its predecessors or affiliates. In addition, revise to disclose the natural persons who control the Resale Shareholders who have had a material relationship with the registrant or any of its predecessors or affiliates within three years prior to the filing of the registration statement. Refer to Item 9.D of Form 20-F.

We have revised page Alt-1 of the Resale Prospectus in response to the Staff’s comment.

General

16.	Regarding our concerns that the proposed resale transactions could be indirect primary offerings, to help us better understand your position that the transactions should not be so characterized, please provide us with the following information:

● Please tell us why you determined to separate the shares into Selling Shareholder shares and Resale shares. Also clarify why Fuji’s shares are split between the Selling Shareholder shares and Resale shares.

It was determined to split the shares into Selling Shareholder shares and Resale shares because those shares which form part of the Selling Shareholder shares will be sold as part of the Offering and will be fully underwritten by the underwriter. That means those shares will definitively be sold at the offer price in the Offering. Fuji’s shares are split into Selling Shareholder shares and Resale Shares because they were the first investor to have invested in the Group at the pre-IPO stage in January 2024 and they took the risk of investing in the Group at a fairly early stage with no assurance that that will be a successful IPO. The Fuji shares that form part of the Selling Shareholder shares are therefore to enable Fuji to recuperate its capital in investing in the Company. Those Fuji Resale shares are registered for resale as those shares are not underwritten and the sale of those will be subject to market demand and the market sentiment and pricing at the relevant time.

● Please tell us when you intend to issue the Selling Shareholder shares and the Resale shares, as your current disclosure indicates the Resale shares have not yet been issued and provides no details regarding when the Selling Shareholder shares were or will be issued. Also tell us how you determined the timing and why you intend to register them now.

The shares to be issued to the Selling Shareholders and the Resale Shareholders have already been issued. Please see the revised page Alt-3 and further details regarding the issuance of shares on pages 63 and 121. The timing for the registration of the Resale Shares is tied with the initial public offering as that is when there is expected to be public demand for the Company’s shares. It was also deemed to be cost-effective to include the Resale Shares in the same registration statement as for the initial public offering.

● Please tell us the price at which you intend to issue the Resale and Selling Shareholder shares.

The Resale Shares issued to Fuji were at a total consideration of US$470,000. The Resale Shares issued to Creative Path, Easy Builder and Biostar were issued at par. All of such shares have been issued. Please see the revised page Alt 3.

● Please tell us how you intend to determine the number of shares to be sold via each resale transaction.

The number of shares to be sold via the resale transactions were negotiated on an arm’s length commercial basis, having regards to, inter alia, costs of investment, timing of investments, services provided etc., and the number of Shares registered for resale pertains to all Shares held by the Resale Shareholders. On the basis that they are permitted to register all their Resale Shares for resale, it was agreed that their Shares would be subject to lock-up and/or leak out provisions to enable new investors who participate in the offering to have the ability to exit first in priority to the Resale Shareholders.

● Please clarify whether the lead underwriter for the initial public offering, Eddid Securities USA, Inc., has any role in, or direct or indirect participation in, facilitating the primary sales of shares to the Selling Shareholders and Resale Shareholders.

Eddid Securities USA, Inc. has no direct or indirect involvement or participation in facilitating the primary sale of shares of the Selling Shareholders and Resale Shareholders. So far as the Company and management are aware, none of the Selling Shareholders, Resale Shareholders or the natural persons who control them have ever dealt with or have had any dealings or relationship with Eddid Securities USA, Inc.

● Please tell us why Big Treasure is not subject to the lock-up arrangements and why Biostar and Creative Path are subject only to leak-out agreements. On page 132 you disclose that the lock-up does not include the ordinary shares sold by the Selling Shareholders or the Resale Shareholders, yet elsewhere you disclose that only Big Treasure is excluded from the lock-up. Revise for consistency. Also clarify whether Fuji and Easy Builder, the other Resale Shareholders, are subject to the lock-up or leak-out agreements.

Big Treasure is the controlling shareholder vehicle owned by Ms. Lee. Other than selling certain shares as part of the offering as a Selling Shareholder, all shares held by Big Treasure are subject to a 180 day lock up. Please see page 132 of the DRS.

Creative Path and Biostar are subject to lock ups and leak out arrangements as already disclosed on pages 132 and 133 of the DRS.

● Please tell us how you intend to determine the thresholds for the leak-out agreements and why you adopted the agreements.

There is a lock up on the Resale Shares held by Creative Path and Biostar in order for investors in the initial public offering to have the opportunity to trade their shares on or after the first day of trading in priority to the Resale Shareholders. The Company believes that there will be liquidity for the shares immediately after the listing and generally for the first month or so thereafter. Accordingly, the Company believes that is in the interest for those investors who acquired shares as part of the offering to have the ability to sell their shares in priority to the Resale Shareholders. The leak out thresholds were determined based on the expected possible performance of the Company’s shares post listing. Therefore, if the share price performs well, the Resale Shareholders could also participate in the positive performance by being permitted to sell a certain portion of their Resale Shares but subject always to the leak out criteria having being met to ensure no flooding of the market.

● You state on pages 5-6 that Biostar, Creative Path, Fuji and True Height are owned by independent third parties. You do not indicate whether Easy Builder is owned by an independent third party or an affiliate. On page F-10 you disclose that Biostar, Easy Builder, Creative Path, Fuji and True Height were all part of the Restructuring, and that the Restructuring is considered a merger of entities under common control. Tell us why you believe they are independent third parties.

Easy Builder holds 19.09% of the Company. As such, Easy Builder is an affiliate and is not an Independent Third Party. Notwithstanding this affiliation, the ultimate beneficial owner of Easy Builder is independent of the Company, its directors, officers, affiliates and predecessors, which we have clarified on page 5 of the DRS.

The Restructuring was an internal reorganization for the purpose of structuring the Group in anticipation of the initial public offering. Each of Biostar, Creative Path, Fuji and True Heights is independent third parties by virtue of them being “persons or company who or which is independent and not a 5% owner of, does not control and is not controlled by or under the common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company,” which definition is stated on page 5 of the DRS. We do not believe that participation in an internal group reorganization would itself disqualify those shareholders as independent third parties, as the criteria set forth above were true before and after the reorganization.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

Fitness Champs Holdings Limited

/s/ Joyce Lee Jue Hui
By:	Joyce Lee Jue Hui
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood